

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 31, 2017

Michael J. Doss
Chief Executive Officer
FTS International, Inc.
777 Main Street, Suite 2900
Fort Worth, TX 76102

>   **Re: FTS International, Inc.**
>   **Registration Statement on Form S-1**
>   **Submitted January 3, 2017**
>   **CIK No. 0001529463**

Dear Mr. Doss:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include the name(s) of the lead underwriter(s) in your next amendment. Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   You will need to update your registration statement to include two years of audited financial statements and related disclosures prior to the filing becoming effective.

Michael J. Doss
FTS International, Inc.
January 31, 2017
Page 2

4.   We note that you disclose a number of fracturing stages and an average fracturing
        revenue per stage for each period on pages 11, 40, and 44. Please expand these
        disclosures to include a description of the work that constitutes a fracturing stage, noting
        any particular qualities or characteristics and the degree of comparability among
        contracts. Please indicate how the number of fracturing stages in any given contract is
        determined, and clarify the unitary relevance of these measures.

Prospectus Summary, page 1

5.   Please include a discussion of the risks related to your business and this offering in your
        summary.

Our Company, page 1

6.   Please describe the general development of your business. In this regard, we note that
        you do not disclose the year in which you were organized, your form of organization, or
        other information about your history and origins. Pursuant to Item 101(a) of Regulation
        S-K, provide a description of your corporate history sufficient to allow investors an
        understanding of your development.

7.   Throughout your prospectus, you make certain factual assertions about your industry. By
        way of example only, we refer you to the following statements:

    *   "We are one of the largest providers of hydraulic fracturing services in North
        America based on both active and total horsepower of our equipment." Page 1.

    *   "E&P companies are able to complete more stages using fewer rigs and many
        analysts expect that total stages completed will surpass 2014 levels at a significantly
        lower corresponding rig count." Page 2.

    *   "We are one of the top-three hydraulic fracturing companies in some of the most
        active basins in the United States, including the SCOOP/STACK Formation,
        Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale. We also
        have an extensive, long-standing presence in the Permian Basin." Page 3.

    *   "According to an industry report from December 2016, these basins will account for
        more than 75% of all new wells drilled in 2017 and 2018." Page 3.

    *   "Industry reports have forecasted that the North American onshore stimulation sector,
        which includes hydraulic fracturing, will increase at a compound annual growth rate,
        or CAGR, of 31% from 2016 through 2020." Page 5.

- "According to an industry report, the total working horsepower in North America declined from approximately 22 million in 2014 to approximately 14 million in 2016." Page 58.

Throughout your prospectus, you also make certain factual assertions about your operations as compared to those of your competitors. By way of example only, we refer you to the following statements:

- "We have in-house manufacturing and maintenance capabilities that allow us to produce, maintain and reactivate our equipment at a lower cost than many of our competitors." Page 1.

- "[O]ur industry-leading safety record." Page 4.

- "[S]ome of our competitors are not permitted to bid for work for certain customers because they do not meet those customers' minimum safety requirements." Page 5.

- "[T]he large number of small service providers in our industry may make it an attractive candidate for industry consolidation . . . [t]hese factors should lead to a better balance of supply and demand and to higher pricing levels for our services." Pages 58-59.

Please provide us with supplemental support for the factual assertions made throughout your prospectus. To the extent you do not have independent support for a statement, please revise the language to clarify the basis for the statement. In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state the basis, to the extent material, for your belief.

8. We note your graphs of "Total Fracturing Stages" and "Average Stages per Fleet per Quarter." Please explain how average stages per fleet per quarter demonstrate your efficiency.

9. Please disclose the report dates and provide us copies of the relevant portions of industry data that you cite or rely on in your filing, including, but not limited to, reports by Baker Hughes (pages 2 and 58) and ISNetworld (page 5). Also, please tell us whether your source material is publicly available or if you directed any of the reports to be prepared on your behalf in connection with the offering. If so, please file any consents as required by Securities Act Rule 436.

10. Please provide more detail about you "strategic partnership with a third-party technology center," including identifying this center and your relationship with it.

Company Information, page 7

11.   Please revise this section to identify your controlling shareholders and the extent of their control after this offering and related transactions. Please also disclose if representatives of your controlling shareholders will continue as directors. In this regard, we note that on page 84, you disclose that prior to completion of this offering, you will terminate the amended and restated stockholders agreement between your controlling shareholders. We note that this agreement contained certain director nomination privileges, among other rights. Please consider presenting your ownership after this offering and relating transactions in graphical form.

Risk Factors, page 13

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing…, page 18

12.   We note that on December 13, 2016, the EPA released a report captioned Hydraulic Fracturing for Oil and Gas: Impacts from the Hydraulic Fracturing Water Cycle on Drinking Water Resources in the United States. Please discuss the EPA's December 2016 findings to the extent that your business activities and operations might be significantly impacted by related regulatory initiatives at the federal, state, or local level. Similarly, please provide new or revised disclosures under your "Environmental Regulations" section beginning on page 66, as appropriate. In the alternative, please explain to us why you believe that such disclosure is not necessary in these circumstances.

Use of Proceeds, page 33

13.   Once you know the expected size of the offering, and not later than when you provide the price range for the offering, if you intend to use any proceeds other than to repay indebtedness, please provide estimated amounts you intend to allocate to each of the identified uses within "general corporate purposes" that you reference. In addition, if you will allocate amounts to more than one use, please present the information in tabular form to facilitate clarity. See Item 504 of Regulation S-K and the instructions thereof.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 42

Significant developments in 2016, page 42

14.   You disclose that you completed a tender offer and "subsequent open market" purchases for a portion of your long-term debt in July. Please explain what you mean by open market purchases considering that you do not have any Section 12 registered securities.

Results of Operations, page 44

15.   You indicate that selling, general and administrative expense for the nine months ended September 30, 2016, decreased by $77.6 million from the same period in 2015 due to decreased employee headcount, decreased professional fees, and decreased insurance costs. When you attribute changes in significant items to more than one factor or element, please quantify the impact of each factor or element. In addition, please discuss the underlying reasons for the changes observed.

Management, page 72

Directors and Executive Officers, page 72

16.   We note your discussion regarding the experience of certain of directors, including Messrs. Goh, Ong, and Sim, tend to indicate that such individuals may not be residents of the United States. If any of your directors is not a resident of the United States, please tell us the consideration you gave to providing a risk factor that addresses, as applicable, the difficulties associated with an investor's ability to:

- effect service of process within the United States against foreign persons;

- enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against foreign persons in the United States;

- enforce in a foreign court United States court judgments based on the civil liability provisions of the United States federal securities laws against foreign persons; and,

- bring an original action in a foreign court to enforce liabilities based upon United States federal securities laws against foreign persons.

Director Compensation, page 79

17.   Please provide, in the tabular format required by Item 402(r)(2) of Regulation S-K, the name of each director and the compensation received during your most recently completed fiscal year. Additionally, please provide the narrative to your director compensation table as requested by Item 402(r)(3) of Regulation S-K that explains any material factors necessary to understanding the compensation of your directors.

Executive Compensation, page 80

18.   We note that you paid all of your executives bonuses in recognition of their contribution to your cost reduction initiatives, as well as Mr. Harris also a retention bonus that is a percentage of his base salary based in part based on his meeting certain performance

criteria. In accordance with Item 402(o) of Regulation S-K, please provide brief narrative disclosure of the material factors in granting each of these cash bonuses.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-3

19.   We note that your cost of revenue measures do not include depreciation, depletion and amortization. Please clarify whether the entire amount of depreciation, depletion and amortization that you report separately is attributable to cost of revenues. If this is not the case, please specify the amount attributable to cost of revenue for each period to comply with Rule 5-03.2 of Regulation S-X, and SAB Topic 11:B.

Please expand your disclosure of cost of revenue excluding depreciation, depletion and amortization, and the related percentages of revenue, as presented on page 44, to include comparable details based on total cost of revenue, along with the disclosures and reconciliations required by Item 10(e)(1)(i) of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

20.   We note your disclosure explaining that you recognize revenue upon the completion of each stage of job, according to customer specifications. Please clarify whether these terms stipulate a fixed and determinable price for the completion of each stage, independently and without regard to the completion of other stages, or if the price for a job may also be dependent upon and require the completion of multiple stages. Please identify the specific authoritative guidance that you believe applies to these circumstances and which you have relied upon in formulating your policy.

Note 14 – Commitments and Contingencies, page F-29

Litigation, page F-30

21.   We note your disclosure indicating that you settled litigation with Continental Industries Group, Inc. in January 2016 after jury verdicts were received in November 2015. However, you indicate that while damages of $62.5 million had been sought, and notwithstanding the jury award of $5.3 million, you settled for a different amount. Tell us the effects of your accounting for this litigation in each period, including the amounts of any accruals and adjustments and settlement, and the particular line items in your financial statements having this activity. Please explain why the settlement did not equate with the jury verdict, and if you do not believe the effects of your accounting are material, submit your analysis and rationale.

Index to Exhibits, page II-9

22.   We note that your list of exhibits does not include the registration rights agreement that you state you intend to enter into with "existing significant shareholders." Please include this exhibit or tell us why you believe its inclusion is not required. See Regulation S-K Item 601(b)(4) for guidance.

Closing Comments

You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or, in her absence, Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources